
05005603

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BRISA - Auto-Estradas de Portugal, S.A.

*CURRENT ADDRESS Quinta da Torre da Aguilha
Edifício BRISA
2785-599 São Domingos de Rana
Portugal

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 08 2005
THOMSON
FINANCIAL

FILE NO. 82- 34855 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐			

OICF/BY: EBS
DAT: 2/7/05





Brisa

Rule 12g3-2(b) Exemption Request for BRISA-Auto-Estradas de Portugal, S.A.

February 2, 2005

Documents Listed in ANNEX A

2. BRISA first quarter unaudited financial results and earnings release dated April 29, 2004

Press Release

Brisa

29 April 2004

08/INST/DRICS/04

1st Quarter 2004 Results

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt

Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

Main highlights

Corporate development

- Via Verde Access allows for electronic payment in car parks (January)
- Delivery of the bid for the Greater Lisbon toll concession (March)
- Electronic voting introduced in the Annual General Meeting and approval of a dividend of 0.23 cents per share (March)
- Teixeira Duarte and Brisa enter partnership agreement viewing new toll concession projects (March)

Consolidated indicators

- Toll revenues: Euro 117 million (+7%)
- Total revenues: Euro 131 million (+6%)
- EBITDA: Euro 95 million (+4%)
- EBT: Euro 58 million (+45%)
- Net profit: Euro 45 million (+77%)
- Assets: Euro 4 595 million (+1%)

Equivalent accounting criteria with impact on the accounts

For the first time, this quarter's accounts reflect the same consolidation scope used in the accounts for the same period of 2003. The accounting of tax did not change, however the corporate tax rate fell from 30% to 25%. It should be noted that personnel expenses include a Euro 1.1 million provision referring to the quarterly specialization of the total amount of variable remuneration, which will be paid during this year, which was not accounted in the same period of last year.

Net profit grow by 77%

Brisa's net profit for the first quarter of 2004 totalled Euro 45.4 million corresponding to a 77% growth as against the same period of last year. The main contributors to this result were an increase in traffic and a tight cost management. On the other hand, Brisa benefited from an extraordinary revenue of Euro 12.6 million relating to its shareholding in EDP. However, if we did not take into account this provision, net profit growth would be above 30%.

Euro Million	1st Q 03	1st Q 04	% Ch.
Total revenues	124.2	131.1	+6%
EBITDA	91.8	95.5	+4%
EBIT	60.7	61.1	+1%
Profit before tax	39.9	57.7	+45%
Net profit	25.8	45.4	+77%

At operational level, EBITDA reached nearly Euro 96 million against Euro 92 million in the same period of 2003, corresponding to a 4% growth. EBIT totaled Euro 61 million, rising by 1% over the 1st quarter of the previous year, motivated by an increase in depreciation.

Toll revenues rise by 7%

Toll revenues amounted to Euro 117 million, which corresponds to an increase by 7% as compared to the same period of the previous year. This growth was driven by an increase in traffic, which may be interpreted as the beginning of an upturn in the Portuguese economy. It should be pointed out, however, the fact of the first quarter of this year having one more day (leap year) than last year's, leading to an extra increase in traffic revenues by approximately 1.3 percentage points.

Breakdown of toll revenues

	Evolution
Like for Like	+4.9%
ADT	+2.8%
Class Mix	-0.7%
Tariff	+2.8%
Additional day	+1.3%
New sections	+0.7%
Total	+ 6.9%

Via Verde payment system accounted for 59% of tolls, which corresponds to a rise in relation to the previous year. Payment by debit card accounts for 18% of collected tolls whereas payment in cash represented 23%.

Total traffic increases by 4.4%

During 1Q04, total traffic grew above 4% year on year, which means that 1.79×10^9 vehicles have traveled on Brisa's network. Like for like Average Daily Traffic (ADT), based on exactly the same network and number of days that in the first quarter of 2003, increased by 2.8%, to 21 416 vehicles. The recorded growth translates a considerable growth in relation to the previous year, which had recorded an almost flat rise (-0.1%).

Regarding class structure, ADT for Class 1 vehicles grew by 4.4% as well as for heavy trucks (classes 3 and 4), which rose by 4.6% outpacing the rise in light vehicles traffic. Conversely, ADT for Class 2 vehicles recorded a decrease by 4.9%.

Operating Revenues

Brisa's operational profit in 1st quarter 2003 totaled Euro 131 million corresponding to a 6% increase as against the same period of 2003. Toll revenues accounted for 89% of total operational profit. Motoring services revenues recorded a slight decrease stemming from a reduction in tariffs charged by Via Verde to toll motorway operators. This was offset by an increase in revenues of Service Areas from Euro 5.7 million to Euro 5.8 million, translating a recovery in consumption.

Operating Profit

Euro Million	1st Q 03	1st Q 04	% Ch.
Toll revenues	109.6	117.2	+ 7%
Motoring services	5.8	5.7	- 1%
Service areas	2.2	2.7	+ 20%
Own works	4.9	3.9	- 20%
Other	1.6	1.5	-5 %
Total operating profit	124.2	131.1	+ 6%

Own works company amounted to Euro 4 million, corresponding to a decrease by 20% in relation to the first quarter of last year. This was due to a lower cumulative level of investment with the construction of the A10 and A13 motorways, in relation to the previous year. However, this heading is likely to record higher increases taking into account the estimated cumulative investment projected for the rest of the year.

Operating costs

In the first quarter of 2004 operating costs net of amortization and provisions totaled Euro 36 million, i.e. 10% above the figures posted in the same quarter of last year. The main headings are the External costs and Personnel Expenses, which rose by 13 and 9%, respectively.

Operational costs

Euro Million	1st Q 03	1st Q 04	% Ch.
Cost of Goods Sold	0.7	0.4	- 35%
External	12.5	14.1	+ 13%
Personnel	18.5	20.2	+ 9%
Other	0.8	0.9	+ 14%
Sub-total	32.4	35.6	+ 10%
Amortization	29.8	33.2	+ 11%
Provisions	1.3	1.1	- 15%

The rise in the External costs was strongly influenced by the increase in maintenance costs, which went from Euro 2 million in the 1st quarter of 2003 to Euro 3.5 million by the end of the period under review. The increase in maintenance will be diluted along the year, reflecting a more equitable distribution of this heading.

The increase in Personnel Expenses stems mainly from a provision of Euro 1.1, referring to the variable remuneration, included in this quarter that in 2003 was only made in the fourth quarter.

Depreciation for the period stood at Euro 33 million, rising by 11% against March 2003, reflecting the beginning of operation of the last kilometres of Circular Sul de Braga, on the A10 – Bucelas/Carregado/IC3 motorway. The first 7 km of this motorway were opened in 2003, and there were other works relating to the move of the toll plaza in Grijó to the intersection of the A1 with the IC24 .

Decrease in financial costs

Financial result was negative by Euro 23 million reflecting a 14% improvement in relation to the Euro 26.9 million posted in the first quarter of 2003. This improvement was mainly due to lower interest rates and a better performance of associated companies.

Regarding Brazil, CCR, posted a negative impact of Euro 2,0 million distributed as follows: positive impact by Euro 3.2 million via equity, negative impact by Euro 0.8 million from goodwill amortization and negative impact by Euro 4.3 million from financing interest. At the end of the first quarter 2003, CCR accounted for a negative impact of Euro 2.8 million.

Euro Million	1st Q 03	1st Q 04	% Ch.
EBIT	60.7	61.1	+1%
Financial gains	3.3	5.0	+51%
Financial losses	30.2	28.0	-7%
Net financial result	(26.9)	(23.0)	-14%
Extraordinary result	6.1	19.7	223%
Result before tax	39.9	57.7	+45
Tax and minority interests	(14.1)	(12.3)	
Net profit	25.8	45.4	+77%

Balance Sheet

Total assets grew by 1% in relation to the end of 2003, reaching Euro 4.6 billion, whilst bank debt amounted to Euro 2.2 billion. By the end of the period under review, the average cost of debt stood at 4.73%. The changes in balance sheet heading resulted from the investment made during the said period in the development and modernization of Brisa's motorway network, which totalled Euro 37 million, i.e. 8% more than last year.

Consolidated Balance sheet

Euro Million	1st Q 03	2003	1st Q 04	1st 04/1st 03
Assets	**4 475.5**	**4 528.9**	**4 595.0**	+1%
Fixed assets	3 771.4	3 843.6	3 865.8	+1%
Current assets	87.9	137.6	197.2	+43%
Accruals and Deferrals	616.2	547.7	532.3	-3%
Shareholders' equity	1 215.8	1 342.5	1 252.0	-7%
Liabilities & Min. interests	3 259.7	3 186.3	3 343.3	+5%
MLT Debt	1 517.5	2 056.2	2 133.7	+4%
ST Debt	837.0	233.4	292.9	+25%
Accruals and Deferrals	891.1	882.2	902.5	+2%

At the end of the quarter, Shareholders' Equity totaled Euro 1.3 billion. The 7% decrease in relation to December 2003 reflects the distribution of dividends to shareholders referring to the 2003 financial year.

The end

Appendix

Consolidated Profit and Loss Account

Euro Million	1Q03	1Q04	% change
Total revenues	124.2	131.1	+6%
Toll revenues	109.6	117.2	+7%
Service areas	2.2	2.7	+20%
Motoring services	5.8	5.7	-1%
Own works	4.9	3.9	-20%
Other	1.6	1.5	-5%
Total operating costs	32.4	35.6	+10%
Cost of goods sold	0.7	0.4	-35%
External costs	12.5	14.1	+13%
Personnel costs	18.5	20.2	+9%
Other	0.8	0.9	+14%
EBITDA	91.8	95.5	4%
EBITDA margin	73.9%	72.8%	
Depreciation	29.8	33.3	+11%
Provisions	1.3	1.1	-11%
EBIT	60.7	61.1	+1%
EBIT margin	48.9%	46.6%	
Net financials	-26.9	-23.1	-14%
Net extraordinaries	6.1	19.7	+224%
Earnings before taxes	39.9	57.7	+45%
Income tax & Minority interests	14.1	12.3	-13%
Net profit	**25.8**	**45.4**	**+77%**

3. BRISA first half unaudited financial results and earnings release dated August 25, 2004

Press Release — **Brisa**

1st Half 2004 Results

25 August 2004
30/INST/DRICS/04

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Main Highlights

Corporate Development

- Submission of bid for the Greater Lisbon toll concession (March)
- Brisa and core shareholders of Auto-Estradas do Atlântico (AEA) agree on the purchase of an indirect stake of 10% of AEA's share capital (May)
- Brisa organizes ASECAP's (European motorway operators) congress at the Algarve (May)
- Submission of bid for the Douro Litoral toll concession (June)

International Accounting Rules

- Brisa is presently working on the identification of potential impacts of adopting international accounting rules, both in terms of the financial information to be disclosed to the market and in terms of its internal procedures. This diagnosis as well as the analysis of the impacts on the information reporting system should be completed in the second half of this year. We point out that the International Financial Reporting Interpretations Committee ("IFRIC") is presently discussing the application of international rules to activities developed under concession agreements and is expected to disclose a number of interpretations relating to various subjects in the fourth quarter of 2004.

Consolidated indicators

- Operating revenues: Euro 280 million (+6%)
- EBITDA: Euro 206 million (+5%)
- Profit before tax: Euro 131 million (+37%)
- Net profit: Euro 101 million (+61%)
- Assets: Euro 4 576 million (+3%)
- Shareholders' equity: Euro 1 307 million (+4%)

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA - Auto-Estradas de Portugal, SA sociedade aberta, head office in Quinta da Torre da Aguilha - Edifício Brisa - S. Domingos de Rana, Cascais Municipality, tax no. 500 048 177, registered at the Commercial Registry Office in Cascais, under no.10583, with a share capital of 600 000 000 euros

Net profit grows by 61%

Brisa's net profit in the first half of 2004 totaled Euro 101 million corresponding to 61% growth in relation to the same period of the previous year. This was motivated by an increase in traffic, a slowdown in cost growth and good performance at financial results' level.

On the other hand, Brisa benefited from an extraordinary revenue of Euro 12.6 million relating to the valuation of its holding in EDP - via the correction of provision formerly set up, and from a decrease in the portuguese corporate tax rate (IRC) from 30% to 25%. It should be pointed out, however, that if we exclude the impact of EDP, Profit before tax would have grown by nearly 24%, revealing a significant improvement in return.

1st Half-Year Results

Euro Million	1H 03 consolidated	1H 04 consolidated	% Ch.
Operating revenues	264.5	279.8	+ 6%
EBITDA	196.3	205.5	+ 5%
EBIT	133.5	136.7	+ 2%
Profit before tax	95.1	130.6	+ 37%
Net profit	62.8	101.2	+ 61%

In operating terms, EBITDA reached Euro 205.5 million as against Euro 196.3 million in the same period of last year, corresponding to a 5% growth. EBIT totaled Euro 136.7 million rising by 2.4%. In the first six months of 2004, EBITDA margin stood at 73%, whereas the EBIT margin stood at 49%.

Toll Revenues increased by 7%

Toll revenues amounted to Euro 250 million representing a 6.6% growth in relation to the same period of the previous year. This rise was motivated by an increase in traffic, suggesting that the Portuguese economy is picking up.

Toll revenue growth

	Breakdown
Average Daily Traffic (ADT)	+ 3.1%
Class Mix	- 0.1%
Tariffs	+ 2.8%
New road sections	+ 0.3%
Leap year	+ 0.5%
Total growth	+ 6.6%

In terms of means of payment, 57% of overall tolls were collected through the Via Verde system, 18% were paid by debit card and 25% in cash.

Total Traffic grew by 4%

At the end of the first half of 2004 Total Traffic on Brisa's motorway network grew 3.9% in relation to the same period of the previous year, reaching $3.8x10^9$ vehicles x kilometer. Like-for-like traffic on the other hand, grew by 3.1% in relation to June 2003. Average Daily Traffic (ADT) at the end of the first semester totaled 22 800 vehicles.

This traffic recovery was more significant for Class 1 vehicles (+3.5%) and Classes 3 and 4 (+4.7%). Class 2 which, was developing downwards for quite some time, posted a flat growth.

Operating Revenues rose by 6%

Operating Revenues reached Euro 280 Million, corresponding to a 6% rise as against the same period of 2003. Toll Revenues accounted for nearly 89% of total operating revenues. Own works decreased by 19% as result of a lesser volume of accumulated on going investment. Remaining headings developed favorably, in line with Company expectations.

Operating Revenues

Euro Million	1H 03 consolidated	1H 04 consolidated	% Ch.
Toll revenues	234.5	250.0	+ 7%
Service Areas	4.6	5.2	+ 14%
Motoring Services	11.6	12.3	+6%
Own works	10.1	8.2	- 19%
Other	3.7	4.1	+11%
Total	264.5	279.8	+ 6%

Operating costs rose by 9%

In the first half of 2004 operating costs reached 74 million as against Euro 68 million in the same period of the previous year.

Operating Costs

Euro Million	1H 03 consolidated	1H04 consolidated	% Ch.
Cost of goods sold	1.8	1.0	- 44%
External Serv. & Supplies	24.5	29.1	+19%
Personnel	40.2	41.7	+ 4%
Other	1.7	2.6	+ 50%
Operating costs	68.2	74.3	+9%
Depreciation	59.9	66.5	+ 11%
Provisions	2.8	2.3	-18%
Total costs	131.0	143.1	+ 9%

External costs heading grew by nearly 19% with Maintenance Costs rising from Euro 3.4 million in the first semester of 2003 to Euro 5.4 million at the end of the same period of 2004.

Personnel costs totaled Euro 42 million including the accrual of the performance bonuses payable in 2005. By the end of the first half of 2004, the total number of Brisa employees totaled 3063 as against 2971 in the same period of the previous year. This rise in personnel is explained by the expansion of Brisa's network and activity.

Operating costs including Depreciation and Provisions, also increased by 9% motivated by the expansion of the motorway network.

Network Development and Capital Expenditure

During the first half of 2004 construction works of new motorway sections continued. The contract for the general works and 3 viaducts of the sub-section Arruda/IC11 on the A10 motorway –Bucelas/Carregado/IC3 (5.9 km) was awarded. The plan for the construction of the Tagus crossing between Carregado and Benavente was also awarded. This river crossing is an integral part of the A10 motorway - Bucelas/Carregado/IC3 and will cross the Tagus river between Carregado and Benavente.

On the A13-Motorway - Almeirim/Marateca, construction works corresponding to the stretche between Almeirim and St. Estevão proceed, in a total length of 47.2Km.

In terms of lane expansion, works viewing the improvement and expansion from 2 to 3 lanes, each side were started on the sub-section Aveiras de Cima/Santarém on the A1 motorway, in a total length of 19Km.

Investment in motorways in the first half of 2004 amounted to Euro 85 million. This figure represents mainly investment in new motorway sections, which totaled Euro 65 million.

Investment

Euro Million	1SH03	1SH04	% Ch.
New sections	53.7	65.2	+21%
Complementary projects	13.3	13.8	+4%
Major repairs	0.6	2.4	314%
Other	0.8	4.0	500%
Total	68.4	85.4	+25%

Financial Results

By the end of the first half of 2004, consolidated net financial amounted to Euro 35 million as against Euro 50 million in the first half of 2003.

The total impact of CCR on Brisa's financial results was negative by Euro 2.5 million. Contributing positively to this result was the equity method with Euro 7.7 million, which includes an issue premium of Euro 3.4 million via the capital increase carried out on the past month of May. In terms of negative impact, however, we point out the recording of Goodwill by Euro 1.5 million and Financing Costs by Euro 8.8 million. In the same period of the previous year, the global impact of this holding amounted to Euro -3.7 million.

We point out that 2003's financial result included a provision of Euro 9 million relating to the negative change in EDP share price, which did not occur in 2004. Instead, as referred above, Brisa posted an Extraordinary Profit of Euro 12.6 million relating to the correction of the EDP provisions set up in 2003.

Financial Result

Euro Million	1H 03 consolidated	1H 04 consolidated	% Ch.
Interest payable	53.3	51.8	-2.8%
Losses on group companies	9.3	0.19	-98%
Goodwill	2.3	1.5	-34%
Other	5.6	2.7	-51%
Financial costs	68.9	56.2	-18.4%
Interest receivable	1.2	1.0	-11%
Gains on group companies	4.4	4.4	0.4%
Income from equity holdings	9.9	10.1	2.6%
Other	3.7	6.1	64%
Financial profit	19.2	21.6	12.5%
Net Financials	-49.7	-34.6	30.4%

Balance Sheet

At consolidated balance sheet level, Assets increased by 2.8% in relation to the same period of 2003, reaching a net figure of Euro 4 576 million. Shareholders' Equity rose by nearly 4.4% to Euro 1 307 million.

Net debt totaled Euro 2 227 million corresponding to a half-year gearing of 170%. The average cost of total debt is of 4.6%.

Condensed balance sheet

Milhões de Euros	1H 03 consolidated	2003 consolidated	1H 04 consolidated	Var % (1S04/1S03)
Assets	**4453.9**	**4528.9**	**4579.4**	**3%**
Fixed assets	3 777.3	3843.6	3888.1	3 %
Current assests	82.3	137.6	135.8	65 %
Accruals & deferrals	583.0	547.8	526.6	-10%
Shareholders' equity	**1251.6**	**1342.6**	**1307.2**	**4%**
Liabilities & Min.	**3202.3**	**3186.4**	**3269.2**	**2%**
MLT Debt	1489.0	2056.2	2071.5	39%
ST Debt	735.3	158.8	182.3	-75%
Accruals & deferrals	895.7	882.2	918.9	-3 %

Outlook for the end of the year

Although the Portuguese economy is showing signs of recovery, there are still uncertainties as to the performance of economies in the face of important economic drivers such as oil price. We choose therefore, to be conservative with regard to year end prospects.

The Company maintains its estimates for year-end disclosed on 5 March, except for investment which should stand close to Euro 360 million.

Consolidated Profit and Loss Statement

Euro Million	1H03 consolidated	1H04 consolidated	% Ch.
Operating profit	264.5	279.8	5.8 %
Toll revenues	234.5	250.0	6.6%
Service areas	4.6	5.2	13.9%
Motoring services	11.6	12.3	5.8%
Own Works	10.1	8.2	-19.2%
Other income	3.7	4.1	10.8%
Operating costs	68.2	74.3	8.9 %
Cost of goods sold	1.8	1.0	-44.4 %
External costs	24.5	29.1	18.6 %
Personnel	40.2	41.7	3.7 %
Other	1.7	2.6	50.0 %
EBITDA	196.3	205.5	4.7%
Depreciation	59.9	66.5	11%
Provisions	2.8	2.3	-18.2%
EBIT	133.5	136.7	2.4%
Net Financials	- 49.7	-34.6	30.4 %
Net Extraordinary	11.2	28.5	154.7%
Earnings before tax	95.1	130.6	37.4 %
Income tax	31.7	28.8	-9.1%
Minority interests	0.6	0.6	0.5 %
Net profit	62.8	101.2	61.1%

Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED BALANCE SHEET AS OF 30 JUNE 2004 AND 31 DECEMBER 2003

(Amounts in Euro)

Assets	Notes	30 June 2004 Gross assets	30 June 2004 Amortisation and provisions	30 June 2004 Net assets	31 December 2003 Net assets
FIXED ASSETS:					
Intangible fixed assets					
Start-up costs	27	9 827 677	(9 511 852)	315 825	4 654 923
R&D expenses	27	12 384	(12 384)	-	-
Industrial property and other rights	27	245 244 089	(14 324 937)	230 919 152	235 447 643
Goodwill	10 and 27	83 254 217	(33 510 567)	49 743 650	62 753 531
		338 338 367	(57 359 740)	280 978 627	302 856 097
Tangible fixed assets					
Land and natural rosources	27	7 498 886	-	7 498 886	7 498 886
Buildings and other constructions	27	15 393 788	(5 004 010)	10 389 778	10 654 078
Basic equipment	27	12 536 399	(8 685 503)	3 850 896	3 883 862
Transport equipment	27	14 035 023	(8 617 991)	5 417 032	5 784 199
Tools and utensils	27	291 018	(241 850)	49 168	36 355
Administrative equipment	27	22 693 356	(16 708 416)	5 984 940	6 444 074
Fixed assets under construction	27	3 794 378	-	3 794 378	2 657 945
Prepayments for tangible fixed assets	27	158 758	-	158 758	132 253
		76 401 606	(39 257 770)	37 143 836	37 091 652
Revertible tangible fixed assets:					
Motorway sections	27	3 918 330 376	(1 010 364 685)	2 907 965 691	2 959 245 968
Basic operating equipment	27	51 736 016	(41 253 848)	10 482 168	11 621 913
Service areas	27	10 139 695	(2 245 509)	7 894 186	8 032 680
Fixed assets under construction	27	144 002 719	-	144 002 719	60 306 366
Prepayments for fixed assets	27	4 882 072	-	4 882 072	4 882 072
		4 129 090 878	(1 053 864 042)	3 075 226 836	3 044 088 999
Financial investments:					
Investments in associated companies	27, 46 and 50	51 889 665	(12 264)	51 877 401	37 601 950
Investments in other companies	27, 46 and 50	471 173 839	(44 392 565)	426 781 274	414 180 792
Financing loans	27 and 50	16 088 000	-	16 088 000	7 733 000
		539 151 504	(44 404 829)	494 746 675	459 515 742
CURRENT ASSETS:					
Inventories:					
Raw, subsidiary materials and consumables	54	1 947 296	-	1 947 296	1 357 195
Goods	54	2 055 157	-	2 055 157	2 726 415
Finished and semi-finished products		68 776	-	68 776	68 776
		4 071 229	-	4 071 229	4 152 386
Accounts receivable - short term					
Customers, c/a		23 267 723	-	23 267 723	21 117 469
Doubtful debt	46 and 55	16 515 044	(16 408 302)	106 742	106 607
Shareholders		335 113	-	335 113	2 964 020
Prepayments to suppliers		469 025	-	469 025	240 814
State and other public entities	57	19 988 964	-	19 988 964	20 072 444
Other debtors	58	86 309 483	-	86 309 483	72 338 637
		146 885 352	(16 408 302)	130 477 050	116 839 991
Bank deposits and cash:					
Bank deposits	66	26 789 376		26 789 376	16 327 489
Cash	66	405 514		405 514	282 148
		27 194 890		27 194 890	16 609 637
ACCRUALS AND DEFERRALS:					
Accrued income	59	60 045 767		60 045 767	57 582 764
Deferred costs	59	105 982 669		105 982 669	102 781 104
Deferred tax assets	63	360 571 331		360 571 331	387 375 927
		526 599 767		526 599 767	547 739 795
Total amortisation			(1 150 481 552)		
Total provisions			(60 813 131)		
Total assets		5 787 733 593	(1 211 294 683)	4 576 438 910	4 528 894 299

The attached notes form an integral part of the consolidated balance sheet as 30 June 2004.

THE OFFICIAL AUDITOR NO. 1351


Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED BALANCE SHEET AS OF 30 JUNE 2004 AND 31 DECEMBER 2003

(Amounts in Euro)

Shareholders' Equity and Liabilities	Notes	30 June 2004	31 December 2003
SHAREHOLDER'S EQUITY:			
Capital	51 and 53	600 000 000	600 000 000
Own shares - nominal value	53	(4 155 600)	(4 155 600)
Own shares - discounts and premiums	53	(15 316 594)	(15 316 594)
Adjustments to shareholdings in affiliates and associates	53	352 431	352 431
Consolidation differences	53	187 500	187 500
Legal reserve	53	48 717 868	41 134 135
Other reserves	53	183 584 695	176 537 995
Foreign exchange conversion reserve	53	(972 721)	(1 511 932)
Results brought forward	53	393 644 547	393 644 547
Net profit for the year	53	101 193 289	151 674 644
Total shareholders' equity		1 307 235 415	1 342 547 126
MINORITY INTERESTS		5 474 649	5 240 965
LIABILITIES:			
PROVISIONS FOR CONTINGENT LIABILITIES	46	10 772 018	9 277 951
ACCOUNTS PAYABLE - MEDIUM / LONG TERM			
Bond loans	60	1 174 850 000	1 174 850 000
Debts to credit institutions	60	896 617 998	880 742 536
Fixed assets suppliers, current account		593 570	593 570
		2 072 061 568	2 056 186 106
ACCOUNTS PAYABLE - SHORT TERM			
Debts to credit institutions	60	182 333 013	158 758 313
Suppliers, current account		7 763 195	27 582 535
Suppliers, invoices being processed		1 528 330	695 499
Shareholders		836 484	1 497 301
Fixed assets suppliers, current account		42 797 228	17 569 271
State and other public entities	57	14 550 848	10 522 106
Other creditors	61	12 203 480	16 810 561
		262 012 578	233 435 586
ACCRUALS AND DEFERRALS:			
Accrued costs	59	109 091 240	73 823 029
Deferred income	59	809 791 442	808 383 536
		918 882 682	882 206 565
Total liabilities and minority interests		3 269 203 495	3 186 347 173
Total shareholders' equity and liabilities		4 576 438 910	4 528 894 299

THE BOARD OF DIRECTORS



Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

PROFIT AND LOSS STATEMENT BY NATURE FOR THE SEMESTERS ENDED AS OF 30 JUNE 2004 AND 2003

(Amounts in Euro)

COSTS AND LOSSES	Notes	2004	2003
Cost of goods sold and materials consumed			
Goods	54	718 479	969 608
Materials	54	277 567	873 580
		996 046	1 843 188
Supplies and services.		29 054 021	24 481 324
Staff Costs:			
Wages and salaries		28 117 386	26 042 502
Social security contributions			
Pensions	21	206 586	172 114
Other		13 371 273	13 969 613
		41 695 245	40 184 229
Amortisation of tangible and intangible assets	27	66 506 793	59 936 314
Provisions	46	2 291 968	2 823 124
		68 798 761	62 759 438
Taxes		1 329 364	526 049
Other operating costs and losses		1 223 651	1 168 360
(A)		143 097 088	130 962 588
Losses on group and associated companies	44	186 067	342 537
Interest and similar costs	44	64 643 859	68 560 029
		64 829 926	68 902 566
(C)		207 927 014	199 865 154
Extraordinary costs and losses	45	463 102	2 162 755
(E)		208 390 116	202 027 909
Income tax	63	28 829 234	31 662 995
		237 219 350	233 690 904
Minority interests		603 464	563 254
(G)		237 822 814	234 254 158
Net profit for the semester		101 193 289	62 827 546
		339 016 103	297 081 704

The attached notes form an integral part of the consolidated profit and loss statement by nature for the semester ended as of 30 June 2004.

THE OFFICIAL AUDITOR NO. 1351


Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

PROFIT AND LOSS STATEMENT BY NATURE FOR THE SEMESTERS ENDED AS OF 30 JUNE 2004 AND 2003

(Amounts in Euro)

INCOME AND GAINS	Notes	2004	2003
Sale of goods		940 477	764 966
Sale of finished products		279 665	-
Services	36	266 818 014	249 964 927
Change in production		-	(364 616)
		268 038 156	250 365 277
Works for own company	62	8 156 951	10 083 582
Supplementary income		1 480 972	1 835 339
Other operating income and gains		2 099 942	2 196 808
(B)		279 776 021	264 481 006
Gains on group and associated companies	44	16 457 800	4 389 215
Income from trade investments	44	10 110 055	9 849 057
Other interest and similar income	44	3 686 143	4 989 834
		30 253 998	19 228 106
(D)		310 030 019	283 709 112
Extraordinary income and gains	45	28 986 084	13 372 592
(F)		339 016 103	297 081 704
Operating profit:	(B)-(A)	**136 678 933**	**133 518 418**
Financial profit:	(D-B)-(C-A)	**(34 575 928)**	**(49 674 460)**
Current profit:	(D)-(C)	**102 103 005**	**83 843 958**
Profit before tax:	(F)-(E)	**130 625 987**	**95 053 795**
Net profit for the semester:	(F)-(G)	**101 193 289**	**62 827 546**

THE BOARD OF DIRECTORS


Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED PROFIT AND LOSS STATEMENT BY FUNCTION FOR THE SEMESTERS ENDED

AS OF 30 JUNE 2004 AND 2003

(Amounts in Euro)

	Notes	2004	2003
Sales and services rendered	64 (a)	268 038 156	250 509 812
Cost of sales and services rendered		(90 692 341)	(94 667 674)
Gross profit		177 345 815	155 842 138
Other operating income and gains		19 803 996	6 782 832
Distribution costs		(5 226 729)	(13 399 951)
Administrative costs	64 (c)	(25 965 596)	(3 476 568)
Other operating costs and losses		(1 821 215)	(3 321 044)
Operating profit		164 136 271	142 427 407
Net financing cost	64 (d)	(59 892 072)	(61 269 347)
Gains/(losses) on affiliates and associated companies		16 271 733	4 046 678
Gains/(losses) on other investments		10 110 055	9 849 057
Current profit		130 625 987	95 053 795
Income tax on current profit	63	(28 829 234)	(31 662 995)
Minority interests		(603 464)	(563 254)
Net profit for the semester		101 193 289	62 827 546
Earnings per share		0,169	0,105

The attached notes form an integral part of the consolidated profit and loss statement by function for the semester ended as of 30 June 2004.

THE OFFICIAL AUDITOR NO.1351 THE BOARD OF DIRECTORS


Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED CASH FLOW STATEMENTS FOR THE SEMESTERS

ENDED AS OF 30 JUNE 2004 AND 2003

(Amounts in Euro)

	Notes	2004	2003
OPERATING ACTIVITIES:			
Accounts receivable		304 067 245	293 378 523
Accounts payable		(39 218 916)	(48 047 526)
Staff costs		(38 374 184)	(33 763 268)
Operating cash flow		226 474 145	211 567 729
Income tax paid/received		(1 028 383)	-
Other operating accounts payable/receivable		(32 253 971)	30 961 071
Cash flows before extraordinary items		193 191 791	242 528 800
Receivables for extraordinary items		1 974 505	6 202
Payments for extraordinary items		(376 782)	(1028 077)
Operating cash flows (1)		194 789 514	241 506 925
INVESTMENT ACTIVITIES:			
Receivables from :			
Tangible fixed assets		486 617	109 151
Investment subsidies		-	46 680 675
Dividends	44	13 174 526	9 954 560
Interest and similar income		6 762 594	-
		20 423 737	56 744 386
Payments for:			
Financial assets	65	(8 355 000)	-
Tangible and intangible fixed assets in progress		(74 444 235)	(82 423 475)
		(82 799 235)	(82 423 475)
Cash flow from investment activities (2)		(62 375 498)	(25 679 089)
FINANCING ACTIVITIES:			
Receivables from:			
Loans		237 273 885	2 190 113 335
Capital increases, supplementary capital and issue premiums		300 000	5 003
		237 573 885	2 190 118 338
Payments for:			
Loans		(205 576 129)	(2 065 163 364)
Interest and similar costs		(15 653 153)	(25 141 366)
Dividends		(137 547 416)	(127 114 136)
		(358 776 698)	(2 217 418 866)
Cash flows from financing activities (3)		(121 202 813)	(27 300 528)
Foreign exchange effect (4)		(31 538)	10 038
Change in cash and equivalent (5) = (1) + (2) + (3) + (4)		11 179 665	188 537 346
Cash and equivalent at beginning of period		12 687 645	(185 394 741)
Cash and equivalent at end of period	65	23 867 310	3 142 605

The attached notes form an integral part of the consolidated cash flow statement for the semester ended as of 30 June 2004.

THE OFFICIAL AUDITOR NO. 1351

THE BOARD OF DIRECTORS

4. BRISA third quarter unaudited financial results and earnings release dated October 28, 2004

Brisa

Release

Consolidated Results 9 Months 2004

28 October 2004
49/INST/DRICS/04

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 9569
franco.caruso@brisa.pt

Main highlights

Corporate development

- Submission of bid for the Motorway Grande Lisboa tolled concession (March)
- Brisa and reference shareholders of Auto-estradas do Atlântico (AEA) agree on the purchase of an indirect stake of 10% of the share capital of AEA (May)
- Submission of bid for the Motorway Douro Litoral tolled concession (June)
- Brisa agrees on the sale of the stake in Italian Autostrade (September)
- Brisa signs Brisal Concession Agreement for the Motorway A17 Brisal – Auto Estradas do Litoral concession (September)

Consolidated indicators for the first 9 months of 2004

- Toll revenues: Euro 400 million (+5%)
- Total revenues: Euro 448 million (+5%)
- EBITDA: Euro 334 million (+4%)
- EBITDA margin: 75%
- Profit before taxes: Euro 215 million (+21%)
- Net profit: Euro 162 million (+33%)
- Assets: Euro 4609 million (+2%)
- Shareholders' equity: Euro 1 368 million (+2%)
- Stock capitalization: Euro 3.9 thousand million (+28%)

BRISA - Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha - Edifício Brisa - São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Net profit grow by 33%

Consolidated net results for the first nine months of the year totaled nearly Euro 162 million corresponding to a 33% growth in relation to the same period of last year, on the back of a 5.3% rise in toll revenues, improvement in operating margins and favorable performance of financial results.

EBITDA stood at Euro 334 million whereas EBIT amounted to Euro 231 million, corresponding to increases by 4,1% and 1,9%, respectively. EBITDA margin stood at 74.6%, whilst EBIT margin reached 51.6%.

Profit before tax reached Euro 215 million, corresponding to a 21% rise in relation to the same period of last year.

3rd quarter results

Euro Million	9M03 consolidated	9M04 consolidated	% Ch.
Operating revenues	425.3	447.6	+5%
EBITDA	320.9	334.0	+4%
EBIT	226.6	230.9	+2%
Profit before tax	177.4	214.7	+21%
Net profit	121.8	162.2	+33%

Operating revenues

Operating revenues grew by 5.2% in relation to the same period of last year, standing at Euro 448 million. Toll revenues, which account for 89% of total revenues, amounted to Euro 400 million, growing by 5.3% in relation to the same period of the previous year, as breakdown as follow:

Toll revenues growth

	Growth
Average Daily Traffic (ADT)	+2,2%
Class Mix	-0,2%
Tariff	+2,8%
New stretches	+0,2%
Leap year	+0,4%
Total growth	+ 5,3%

The toll payment structure is as follows: Via Verde (55%), cash (26%), debit and credit cards (19%).

As far as Via Verde is concerned, the number of subscribers increased by 6% in relation to the same period of 2003. At the end of the third quarter of 2004, the total number of subscribers totaled 1.65 million, which compares to 1.56 million at the end of the third quarter of 2003.

Operating revenues

Euro Million	9M03 consolidated	9M04 consolidated	% Ch.
Toll revenues	379.8	400.1	+ 5%
Service areas	7.1	8.2	+15%
Motoring services	17.4	19.2	+10%
Own works	15.3	14.1	- 8%
Other	5.6	6.0	+8%
Total	425.3	447.6	+5%

Motoring services rose by 10%, totaling Euro 19 million against Euro 17 million in the first nine months of the previous year. We point out an increase in sales of electronic equipment on the back of the expansion of the Via Verde System to car parks and historic neighborhoods.

The decrease recorded in "Own Works" was due to the lower volume of ongoing investment in the period under review as compared to the same period of last year.

Traffic and Circulation

During the period under review total traffic in Brisa's network increased by nearly 2.3% in relation to the same period of the previous year, reaching $6.1x10^9$ vehicles x kilometers. Average daily traffic (ADT) in the like-for-like network totaled 24366 vehicles, corresponding to a 2.2% growth as against the same period of 2003.

Cumulative Average Daily Traffic

Motorway	ADT	Like-for-like chg. %
A1 – Auto-estrada do Norte	39 992	2.3%
A2 – Auto-estrada do Sul	17 942	0,2%
A3 – Auto-estrada Porto-Valença	18 350	1.7%
A4 – Auto-estrada Porto Amarante	33 390	2.7%
A5 – Auto-estrada da Costa do Estoril	78 099	2.2%
A6 – Auto-estrada Marateca-Elvas	5 793	2.8%
A9 – CREL	27 706	1.6%
A10 – Auto-estrada Bucelas - Carregado	3 083	-
A12 – Auto-estrada Setúbal-Montijo	25 369	-0.8%
A13 – Auto-estrada Marateca - Santarém	2 263	7.7%
A14 - Figueira da Foz – Coimbra Norte	5 982	15.1%
Equivalent Average Daily Traffic – like-for-like network	24 366	2,2%

Operating Costs

In the first nine months of 2004 consolidated operating costs grew by 9% reaching Euro 114 million.

Operating costs

Euro Million	9M 03 consolidated	9M 04 consolidated	% Ch.
Cost of goods sold	2.9	2.0	-32%
External costs	41.9	45.5	+9%
Personnel	56.9	61.8	+9%
Other	2.7	4.4	63%
Operating costs	104.4	113.6	+9%
Amortization	90.8	99.5	+10%
Provisions	3.4	3.6	+6%
Total costs	198.6	216.7	+9%

External costs reached Euro 46 million (+9%), with Maintenance amounting to Euro 8.4 million (+8%), Communications totaling Euro 4.2 million and Specialized Works amounting to Euro 9.2 million.

Personnel costs reached Euro 62 million, corresponding to a 9% growth. However, it should be pointed out that this heading includes the accruing of bonuses which in 2003 were only accounted for at the end of the year. If excluded of this effect, personnel costs would have risen 5%.

At the end of the period under review, the total number of Brisa employees amounted to 3075, which compares to 3083 employees at the end of the same period of 2003.

Development of the network and Capital Expenditure

On the A10 motorway - Bucelas/Carregado/IC3, the opening to traffic of the sub-section Benavente/A10 in a total length of 7.5Km is foreseen for the 2nd quarter of 2005. The construction of sub-sections Arruda/IC11 and IC11 /A1 should start until the end of the current year whereas the start-up of the works for the new Tagus crossing near Carregado should occur at the beginning of 2005.

On the A13 motorway – Almeirim/Marateca, the works are under shedule and the opening to traffic of sub-sections Almeirim/Salvaterra de Magos, Salvaterra de Magos/IC11(A10) and IC11 (A10)/Sto. Estevão is scheduled for the first quarter of 2005.

During the period under review, direct investment in motorways totaled Euro 152 million, rising by nearly 26% in relation to the same period of the previous year.

Total investment

Euro Million	9M03	9M04	% Ch.
New stretches	95.2	116.2	+22%
Complementary projects	16.0	30.2	+89%
Major repairs	6.6	2.6	-60%
Other	2.8	2.9	5%
Total Motorways	120.6	152.0	+26%

Financial results

At the end of the third quarter of 2004 the company posted consolidated financial losses of nearly Euro 54 million compared to Euro -67 million recorded at the end of the third quarter of 2003.

Financial Result

Euro Million	3Q 03 consolidated	3Q 04 consolidated	%Ch.
Interest payable	79.0	79.2	-
EDP provision	3,9	-	-
Goodwill	1.8	11.0	+506%
Other	5.9	5.8	-1%
Total financial expenses	90.5	96.0	6%
Interest receivable	1.8	3.4	+89%
Gains on group companies	6.5	21.0	+226%
Income from equity holdings	9.9	10.1	+2%
Other	5.8	7.2	+24%
Total financial income	24.0	41.8	+74%
Financial result	-66.5	-54.2	-18%

The impact of Brisa's holding in CCR was negative by Euro 1.1 million as against Euro 10.5 million in the same period of last year. This impact can be decomposed as follow: positive effects - the equity method contributing with Euro 8.9 million; net effect of CCR's capital increase carried out in April 2004 (Euro 3.4 million). Interest expenses in the amount of Euro 13.9 million and the amortization of goodwill in the amount of Euro 2.2 million contributed negatively to financial results.

During the quarter under review part of the financial EDP provision set up in 2002 (€ 61.37M) was cancelled following recognition of Euro 3 million as extraordinary profit to adjust the value of the equity holding in EDP according to market criteria. EDP price share close at 2.35€ on 30th September 2004 versus 2.30€ on 30th June 2004.

Balance Sheet

As far as the Consolidated Balance Sheet is concerned we point out a 2% rise in assets in relation to the same period of the previous year. to Euro 4.609 million in net terms. Shareholders' Equity grew by nearly 2% standing at Euro 1 368 million at the end of the 3rd quarter of 2004.

Net debt reached Euro 2 163 million corresponding to a gearing of 158%. The average cost of total debt is of 4.7%.

Condensed balance sheet

Euro Million	9M 03 consolidated	2003 consolidated	9M 04 consolidated	% Ch. (3T03/3T02)
Fixed assets	3 812.3	3 843.6	3 932.4	2%
Current assets	104.2	137.6	149.2	8%
Cash and liquid assets	97.5	16.6	77.4	336%
Accruals and deferrals	561.8	547.8	450.2	-18%
Total assets	4 576.0	4 528.9	4 609.2	2%
Debt MLT	2 276.2	2055.6	2050.9	-
Debt ST	80.3	158.8	189.3	19%
Other liabilities	5.4	89.9	104.2	16%
Accruals and deferrals	80.3	882.2	897.1	2%
Liabilities and minority interests min.	3 264.6	3186.4	3 241.5	2%
Shareholders' equity	1 311.3	1342.6	1 367.7	2%

Prospects for the end of the year

Brisa maintains generally its estimates for year end, despite an unstable international situation likely to affect oil prices and economic growth. Traffic growth in like for like terms (ADT) should stand at 2%.

Operating costs are expected to increase around 4%, bellow revenues increase. Capex estimate for year end should be around Euro 300 million, less Euro 60 million than the previous forecast. This is due to the new crossing Tagus River on A10, which construct

only start on first quarter 2005. As previously said, this delay is due to environmental issues.

Consolidated profit and loss account

Euro million	9M03 Consolid.	9M04 Consolid.	% Chg.
Operating income	425.3	447.6	+5%
Toll revenues	379.8	400.0	+5%
Service areas	7.1	8.1	+15%
Road services	17.4	19.1	+10%
Works for own company	15.3	14.1	-8%
Other income	5.6	6.0	+8%
Operating expenses	104.4	113.6	+9%
CMMC	2.9	1.9	-33%
FSE	41.9	45.5	+9%
Personnel	56.9	61.8	+9%
Other	2.7	4.4	+64%
EBITDA	320.9	334.0	+4%
EBITDA margin	*75.5%*	*74.6%*	
Amortization	90.8	99.5	+10%
Provision	3.4	3.6	+6%
EBIT	226.6	230.9	+2%
EBIT Margin	*53.3%*	*51.6%*	
Financial result	-66.5	-54.2	-19%
Extraordinary result	11.2	38.0	+240%
Result before tax	**177.4**	**214.7**	**+21%**
Income tax	54.7	51.7	-5%
Minority interests	-0.9	0.8	-9%
Net profit	121.8	162.1	+33%

5. Press releases and other public announcements issued by BRISA since January 1, 2004

Release

Briso

20 th February 2004

Information to Investors

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Close to important dates on Brisa financial calendar, please find attached the following information:

Annual Earnings Release

March 5th, before market opening.

At 16.30 pm, an analyst presentation will be held at Head Office in Carcavelos.

Annual General Meeting

March 25, at 11 a.m. at the Hotel Riviera located in Carcavelos.

The terms of the Agenda will be release by February 25, accordingly law requirements. All documents will be available at Brisa website.

Financial Calendar

Brisa, reminds other financial dates events for this year.

Events	2004
Release of annual accounts	5 March
General Shareholders Meeting	25 March
Dividend payment	22 April
First quarter accounts *released*	29 April
First half accounts *released*	30 August
Third quarter accounts *released*	28 October
Investors' Day	5 November

End.

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA – AUTO ESTRADAS DE PORTUGAL, S.A.

Capitalization: EUROS 600 000 000

Head office: Quinta da Torre da Aguilha – Edificio BRISA – 2785-599 S. Domingos de Rana

Lisbon, March 1, 2004

ANNUAL GENERAL MEETING

CONVOCATION - ADOPTION

Pursuant to Article 378, clause 3 of the Portuguese Commercial Code, Brisa informs its shareholders that—stemming from the petition presented on February 25, 2004 by José de Mello Investmentos, SGPS, S.A.—the following point is added to the Working Agenda of the Annual General Meeting that will convene on March 25, 2004, as point 7:

7. Choosing the Earnings Commission

Relative to this new point of the Working Agenda, and with reference to exercising the right to vote, applying the rules described in the summons published in the Diário da República (III Série) of February 24, 2004 (available at www.brisa.pt), enabling the shareholders, as occurs with the other points of the Working Agenda, to exercise the right to vote, on the terms fixed in the said summons, by correspondence or through the Internet.

President of the Board of the General Assembly

Vasco Vieira de Almeida


Release

Brisa

2003 Consolidated Results

09/FIN/DRICS/04
5th March 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Correction

The 2003 net profit figure mentioned in page 3 & 11 of the earnings release is not correct.

The 2003 net profit is 151,7 million Euros, a 29% decrease year on year.

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

BRISA – AUTO ESTRADAS DE PORTUGAL, S.A.

Head office: Quinta da Torre da Aguilha – Edificio BRISA – 2785-599 S. Domingos de Rana

Capitalization: EUROS 600 000 000

Lisbon, April 1, 2004

PAYMENT OF DIVIDENDS FOR 2003

The shareholders are advised that, after April 22, 2004, the following dividends per share will be paid for 2003:

	Resident shareholders		**Non-resident shareholders**	
Security	BRI AM (1)	BRI1AM (2)	BRI AM (3)	BRI1AM (4)
Illiquid dividend	€ 0.23	€ 0.23	€ 0.23	€ 0.23
IRS/C	€ 0.01725	€ 0.0345	€ 0.02875	€ 0.0575
Liquid dividend	€ 0.21275	€ 0.1955	€ 0.20125	€ 0.1725

(1) Shares that are quoted and privatized—IRS/C 7.5%
(2) Shares that are quoted and not privatized—IRS/C 15%
(3) Shares that are quoted and privatized—IRS/C 12.5%
(4) Shares that are quoted and not privatized—IRS/C 25%

The nominated paying agent is the Banco Comercial Português, S.A.

Under the terms of the General Regulation of the Securities Exchange, the payment of dividends will be effected through the Securities Exchange.

BRISA – AUTO-ESTRADAS DE PORTUGAL, S.A.

Administration

Press release

Brisa

Teixeira Duarte and Brisa enter strategic partnership viewing new concessions

02nd April 2004
www.brisa.pt
06/ComInt/GCRI/04

Today, Brisa – Auto-estradas de Portugal, S.A. and Teixeira Duarte – Engenharia e Construções, SA entered a strategic partnership agreement of regional scope.The purpose of the partnership is to create strong consortiums to compete for new motorway concessions in the North of Portugal. This partnership agreement provides for the possibility of new partners joining in, with Brisa maintaining the major shareholding as well as the control, jointly with Teixeira Duarte, of the concessionaires to be created.

The partners in this deal will benefit from the synergies resulting on one hand from Brisa's experience as motorway concessionaire and on the other hand, from Teixeira Duarte's construction capacity, in addition to the know-how of both in terms of organization and implementation of projects of this nature. The partnership agreement will benefit the country's northern region, which is where the parties plan to develop, finance and/or construct and operate new tolled motorway concessions.

The new concession projects that have been recently announced and any other that may be launched in the said region fall within the scope of the strategic partnership agreement. The first concession project to be targeted by the new partnership is the so called Douro Litoral concession.

This agreement is part of Brisa's strategy to enter alliances of regional scope with first line companies in the construction sector, viewing to maintain the quality standards of its road network all over Portugal. For Teixeira Duarte, this agreement confirms its intervention capacity in major projects, acting as reference shareholder in consortiums with great achievement capacity.

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 1058.3, with share capital of Euros 600 000 000

Release

Brisa

Material Event

09/INST/DRICS/04
03rd May 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

With a view to develop and strengthen the partnership entered on the 31st March 2003, Brisa – Auto-Estradas de Portugal, S.A. ("Brisa") and the reference shareholders of Auto-Estradas do Atlântico – Concessões Rodoviárias de Portugal, S.A. ("AEA") – Somague – Concessões e Serviços, S.A. ("Somague"), MSF – Moniz da Maia, Serra & Fortunato – Empreiteiros, S.A. ("MSF"), Lena Engenharia e Construções, S.A. ("Lena") and Novopca – Construtores Associados, S.A. ("Novopca") signed today a promissory contract for purchase and sale for the purchase by Brisa of an indirect stake of 10% in the share capital of AEA.

The projected operation is included in the wider scope of AEA's shareholder restructuring, whereby the whole share capital of AEA will be indirectly held, in equal shares, by Somague, MSF, Lena and Novopca, subject to the effective execution of the said operation.

The operation is subject to the approval of relevant authorities (namely the Portuguese Government and financing banks).

Once the operation is concluded, Brisa – through the acquisition of Via Oeste, SGPS, S.A., will hold a stake corresponding to 10% of the capital and voting rights of AEA. The remaining 90% of AEA will be held by Somague, MSF, Lena and Novopca, through Auto-Estradas do Oeste – Concessões Rodoviárias de Portugal, S.A..

Brisa's investment in this operation amounts to € 19 500 000.

São Domingos de Rana, 3 May 2004

Release

Brisa

CCR cashes in R$ 375 million with capital increase

12/INST/DRICS/04
20 May 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA - Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha - Edifício Brisa - São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

CCR- Companhia de Concessões Rodoviárias do Brasil undertook the capital increase announced on the 4th March 2004, in the amount of R$375 million, R$45 million of which using the Greenshoe option.

Following this operation, Brisa's stake in CCR was diluted to 17.9%, down from 21.3%. The remaining reference shareholders, Andrade Gutierrez, Camargo Corrêa and Serveng also diluted their stakes.

As result of this operation, the Company's free float increased from 15.5% to 28.9% - in line with Bovespa "Novo Mercado" requirements of a minimum 25% free float.

End.

São Domingos de Rana, 20 May 2004

Release

Brisa

Brisa awards tender for the Tagus crossing on the A10

18/AE/GCRI/04
02 June 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Following the International Public Tender launched on 15 September 2003 and the opening of the bids on 15 March 2004, Brisa – Auto-estradas de Portugal awarded the tender for the design and construction of the Tagus crossing between Carregado and Benavente, in the amount of Euro 186 million, to the consortium led by MSF - Moniz da Maia, Serra e Fortunato -Empreiteiros SA, which further includes the companies Odebrecht-Bento Pedroso, Construções SA, Construtora do Tâmega, SA, Zagope-Construções e Engenharia SA, Construtora do Lena, SA, and Novopca - Construtores Associados. The indicative cost of the works was estimated in Euro 200 million to Euro 250 million.

The crossing of the Tagus river is an integral part of the A10 motorway - Bucelas/Carregado/IC3, which will cross the river between Carregado (North) and Benavente (South). The bridge deck will have two lanes in each direction, which may however be extended to three lanes in each direction. The total length of the bridge and access viaducts is of 11 530 m (bridge: 830 m; access viaducts: 10 700 m).

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Press Release

Brisa

20/AE/DRICS/04
14 June 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

In today's edition, the newspaper "Jornal de Negócios" announced that Brisa – Auto-Estradas de Portugal, S.A. ("Brisa"), had acquired an equity holding corresponding to 50% of the share capital of Auto-Estradas do Atlântico – Concessões Rodoviárias de Portugal, S.A. ("AEA"), and added that such operation only awaited the "government's decision concerning the "Litoral-Centro" concession.

In the face of these false statements and their potential impact on the market in general and Brisa's investors in particular, the following clarifications are required:

1.As referred in our press release dated 3 May 2004, under the terms of a promissory contract for purchase/sale, Brisa and the group of reference shareholders of AEA (Somague – Concessões e Serviços, S.A., MSF – Moniz da Maia, Serra & Fortunato – Empreiteiros, S.A., Lena Engenharia e Construções, S.A. and Novopca – Construtores Associados, S.A.) agreed on the acquisition by Brisa of an indirect stake of 10% of the share capital of AEA.

2. As also mentioned in the referred press release, this operation depended on the following conditions: (i) conclusion of the shareholder restructuring of AEA (whereby the whole share capital of this concessionaire will be indirectly held, in equal parts, by the said reference shareholders) and, additionally (ii) obtaining the prior authorizations (already requested) of the relevant authorities (namely, the Portuguese state and AEA's financing banks).

3. The referred conditions are not yet gathered, therefore, on this date, Brisa does not hold any stake in AEA's capital. In any case, once this operation is completed, Brisa will only hold an indirect stake of 10% in the share capital of AEA, the remaining 90% being held by Auto-Estradas do Oeste – Concessões Rodoviárias de Portugal, S.A. (the share capital of which will be held in equal parts by the above mentioned reference shareholders of AEA).

End.

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Brisa

Release

Traffic figures – 1st half 2004

Toll revenues grew 6.6%. Traffic up 3.9%

29 July 2004

25/INST/DRICS/04

Reuters: Bris IN

Bloomberg: BRISA PL

www.brisa.pt

- Total traffic up 3.9% relative to the 1st half of 2003. Like-for-like Average Daily Traffic (ADT) grew 3.1%.

- Toll revenues reached 250.0 million Euros, a 6.6% growth compared to the same period of 2003.

Macroeconomic environment

- The Portuguese economy entered into a cycle of economic growth. Gross Domestic Product (GDP) grew 0.1% year-on-year and 0.6% when compared with the fourth quarter of 2003.

- 1st quarter 2004 was the first quarter in which the GDP registered a positive growth rate, following 6 consecutive quarters of decline.

Year end prospects

- Brisa maintains its conservative estimates for the end of 2004, announced in March 2004.

Corporate and Investor Relations Director

Luís d'Eça Pinheiro

+351 21 444 95 68

lepinheiro@brisa.pt

Investor Relations

Rosário G. Oliveira

+351 21 444 95 70

roliveira@brisa.pt

Ricardo M. Ferreira

+351 21 444 95 72

ricardo.ferreira@brisa.pt

BRISA - Auto-Estradas de Portugal, SA sociedade aberta, head office in Quinta da Torre da Aguilha - Edifício Brisa - S. Domingos de Rana, Cascais Municipality, tax no. 500 048 177, registered at the Commercial Registry Office in Cascais, under no. 10563, with a share capital of 600 000 000 euros.

1H04 traffic figures

In the 1st half 2004 Brisa posted a significant increase in traffic, which confirms the economic recovery in Portugal. Total traffic reached $3.8x10^9$ vehicles x kilometres, a 3.9% growth compared to first half of 2003.

Like-for-like Average Daily Traffic (ADT) grew to 22 800 vehicles (+ 3.1%). It should be mentioned that during the first six months of 2003, ADT registered a negative evolution of 0.6% compared to the first half year of 2002, reflecting the economic recession that Portugal underwent last year.

1st half like-for-like ADT growth rate


3.1%
2.1%
1H02
1H03
1H04
-0.6%

Besides the economic recovery two types of factors influenced the ADT growth during 1H04. The first, with a negative effect on growth, was linked to the fact that this year there were less public holidays on working days as compared to 2003. The second factor, with a positive effect, was the European football championship, the Euro2004, held in 8 Portuguese cities during the month of June 2004.

In quarterly terms, ADT in the second quarter of 2004 was up 3.3% compared to the second quarter of 2003.

Quarterly like-for-like ADT growth rate


3.3%
2.8%
1.6%
1Q03
1Q04
2Q03
2Q04
-2.9%

The ADT growth posted during 2Q04 is worth mentioning since it compares with a strong ADT growth rate registered in 2Q03 (+1.6%), which made the comparison base quite high.

Euro 2004 with a positive impact

The Euro 2004 had a positive impact on traffic in June, both at the level of volume and in terms of structure of classes, due to the increase in bus transport. However, it is difficult to pinpoint the exact dimension of this impact on traffic related to the Euro 2004, although its size was included in the company's estimates in terms of toll revenues (0.3% in annual terms).

Class structure and traffic growth

Traffic recovery has shown itself in a very positive way in light vehicles – class 1, which registered an increase of approximately 4% in the first half of 2004 – and in heavy vehicles – classes 3 and 4, up around 5%. Class 2, which had been systematically recording a negative evolution, also inverted this tendency, showing a flat growth.

The heavy vehicles growth chiefly reflects the end of the economic recession cycle for the Portuguese economy.

Class structure


CL 3 and 4
7%
CL 2
15%
CL 1
78%

ADT growth per class

Class 1	+ 3.5%
Class 2	0.0%
Class 3 and 4	+ 4.7%
TOTAL	**+ 3.1%**

Tollbooth takings

Toll revenues at the end of June 2004 reached 250.0 million Euros, a 6.6% growth compared to 1H03 toll revenues.

Toll revenues breakdown

Real	**1H04**
ADT	+ 3.1%
Class mix (structure)	- 0.1%
Tariff increase	+ 2.8%
New stretches	+ 0.3%
Leap year	+ 0.5%
Total growth	**+ 6.6%**

Brisa year-end estimates*

Estimated	**2004**
ADT	+ 2.0%
Class mix (structure)	0.0%
Tariff increase	+ 2.8%
New stretches	+ 0.9%
Leap year	+ 0.3%
Total growth	**+ 6.0%**

* Presented on 29 March 2004

Year end prospects

Brisa is maintaining its conservative estimates for the end of 2004, presented in the report of the annual results for 2003.



Release

Brisa release 1st Half 2004 Results next 25th August

12 August 2004
28/INST/DRICS/04

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Since the 30th August is a bank holiday in some markets, Brisa change the First Half 2004 Results Release to next 25th August after the market close.

End.

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ricardo.ferreira@brisa.pt

Release

Brisa

Litoral Centro – final award

34/INST/DRICS/04
06 September 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Today the Portuguese Government announced today the formal award of Litoral Centro, the A17 motorway to Brisal consortium, which is led by Brisa with 80% stake. Millennium BCPI has a 10% stake and some construction company's shareholders of Auto-Estradas do Atlântico (A8 e A15) have the remaining 10%.

Litoral Centro will link the existing A8, from Marinha Grande to Mira in an extension of 92 tolled Km, fully operational in 2007.

FIM

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt



Material Event

Brisa agrees to sell indirect holding in Autostrade

39/AE/DRICS/04
29 September 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Brisa Auto-Estradas de Portugal hereby informs that on 28 September 2004, through its subsidiary Brisa Internacional, SGPS, S.A., it entered an agreement with Abertis Infraestructuras, S.A. whereby it will sell to the latter's subsidiary ACESA Itália Srl, the shares it holds in Schemaventotto, S.p.A.

BRISA SGPS, S.A. stake in Schemaventotto, S.p.A - which controls the capital of Autostrade – Concessioni e Construzioni Autostrade, S.p.A (Autostrade) – is of 0.5%, and the selling price agreed between the parties is of € 23 770 574,45, corresponding to an adjustment in the net shareholder equity of Schemaventotto, S.p.A. according to the share price of Autostrade as of 27 September, subject to a 5% discount.

The execution of this agreement is subject to the approval of remaining shareholders of Schemaventotto.

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Press release

Brisa

Companhia de Concessões Rodoviárias (CCR) announces agreement for the acquisition of ViaOeste

47/INST/DRICS/04
25 October 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Companhia de Concessões Rodoviárias (CCR), which is 17.9% held by Brisa Auto-Estradas de Portugal S.A announced having entered an investment agreement for the purchase of a controlling stake in ViaOeste S.A.

Upon fulfillment of all conditions set forth in the Investment Agreement, CCR will hold 100% of the shares of Viaoeste Participações, which until now controlled Concessionária de Rodovias do Oeste de São Paulo – Viaoeste S.A. ("ViaOeste").

Subject to the adjustments provided in the Investment Agreement CCR's investment will total R$ 485 000 000.00 (four hundred and eighty five million Real). The parties must comply with the various phases and conditions provided in the Investment Agreement within 180 (one hundred and eighty) days as from the date of the agreement. These conditions include obtaining the approval from the relevant authorities and the financing entities of ViaOeste.

The value of this transaction represents an EV/EBITDA multiple of 3.75x, considering ViaOeste's performance in the last 12 months.

ViaOeste is the concessionaire of the motorways connecting the city of São Paulo to the western inland of the Estado de São Paulo, in a total length of nearly 162 km. Its main goal is the operation of the road system called Sistema Rodoviário Castello Branco / Raposo Tavares, located in the State of São Paulo.

This operation represents a further step in CCR's strategic growth planning as well as added value to shareholders.

Release

Brisa

Brisa subscribes EDP capital increase

11 November 2004
51/INST/DRICS/04

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 9569
franco.caruso@brisa.pt

Brisa Auto-estradas de Portugal will subscribe its participation rights in the capital increase of EDP – Energias de Portugal.

Brisa, which holds a stake of 2% in the share capital of EDP, will invest approximately Euro 24 million in this operation, maintaining its shareholder position in the company.

This investment will not change the total investment projected by Brisa for 2004, which amounts to Euro 300 million.

Brisa's shareholder stake in EDP is the result of a strategic partnership with this company within the scope of the ONI project.

BRISA – Auto-Estradas de Portugal, SA sociedade aberta, head office in Quinta da Torre da Aguilha – Edifício Brisa – S. Domingos de Rana, Cascais Municipality, tax no. 500 048 177, registered at the Commercial Registry Office in Cascais, under no.10583, with a share capital of 600 000 000 euros.

Release

Brisa

Brisa merge BCI into EFACEC

November 25th 2004
54/INST/DRICS/04

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 9569
franco.caruso@brisa.pt

Brisa signed an agreement viewing the integration of Brisa Conservação de Infraestruturas (BCI) into EFACEC Serviços de Manutenção e Assistência, thus creating the largest Portuguese maintenance and repair services operator.

Currently, BCI which is 100% held by Brisa, develops maintenance works relating to infrastructures, including civil works, mechanical and electric equipment and landscaping. At the end of 2004, BCI had 233 employees.

Following this agreement and an independent evaluation of the companies, Brisa will hold a stake of 15% to 20% in EFACEC Serviços de Manutenção e Assistência resulting from the integration of BCI's assets into Efacec.

BRISA – Auto-Estradas de Portugal, SA sociedade aberta, head office in Quinta da Torre da Aguilha – Edifício Brisa – S. Domingos de Rana, Cascais Municipality, tax no. 500 048 177, registered at the Commercial Registry Office in Cascais, under no.10583, with a share capital of 600 000 000 euros.

Brisa

Release

29 th November 2004
56/INST/DRICS/04

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Financial Calendar for 2005

A Brisa – Auto Estradas de Portugal, informs the dates of the major financial events for the next year.

Corporate and Investor Relations Director
Luís d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Events	2005
Release of annual accounts	22 February
General Shareholders Meeting	28 March
Dividend payment	27 April
First quarter accounts release	26 April
First half accounts release	26 July
Third quarter accounts release	25 October
Investors' Day	4 November

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

End.

February 1, 2005

Brisa completes the final stretches of the A13

The A13 – Almeirim/Marateca motorway will be fully open to traffic today. Brisa completed the last three stretches (Almeirim/Salvaterra, Salvaterra/Nó A10, Nó A10/Santo Estêvão). Total investment for these last 49 km reached 160 million Euros.

Brisa was able to anticipate the initial scheduled date for the opening due to the good weather conditions.

The A13 motorway, totalling 79 km, links North (A1) to South (A2) bypassing Lisbon's urban area (see attachment). Average tariff per km (without VAT) is 6 cents of Euros. Expected Average Daily Traffic (ADT) with conservative assumptions will be around 8.000.

New stretchs

Almeirim/Salvaterra


A1
Nó
Almeirim
Salvaterra de
Magos

Lenght 25.9 km

Salvaterra/Nó A10


Salvaterra
de Magos
Benavente
Nó A10

Lenght 12.4 km

Nó A10/Santo Estêvão


Nó A10
Santo Estêvão

Lenght 10.9 km

A13 – Almeirim/Marateca motorway

Lenght	78,7 km
Tolls Includes VAT 19%	
Class 1	5,95 €
Class 2	10,45 €
Class 3	13,40 €
Class 4	14,95 €

New stretches open today

Stretches under operation (opened in 2003)


Brisa
Almeirim
Salvaterra
Nó A10
Santo Estêvão
A13
Pegões
Marateca
A1
A8
A10
A12
A2
A6
LISBOA

6. Other information required to be filed with and publicly available through the CMVM and Euronext Lisbon with respect to BRISA since January 1, 2004



Notice of Meeting

BRISA – Auto-Estradas de Portugal, S.A.

Registered with the Commercial Registry Office of Cascais, no. 10583

Corporate Tax number 500 048 177

Share Capital: € 600.000.000.

Head-Office: Quinta da Torre da Aguilha, Edifício BRISA, São Domingos de Rana

Under the terms of Article 377 of the Companies Code, I hereby convene the Annual General Meeting to be held in Hotel Riviera, Rua Bartolomeu Dias Junqueiro, Carcavelos, at 11.00 a.m. on March 25, 2004, with the following Agenda:

1. To deliberate on the Directors' Report and Financial Report for the year ended 31 December 2003.
2. To deliberate on the Consolidated Directors' Report and Consolidated Financial Report for the year ended 31 December 2003.
3. To deliberate on the proposal for the appropriation of net profits relating to the year ended 31 December 2003.
4. To consider, in general terms, the management and supervision of the company during 2003.
5. To consider the report on the management incentives' scheme.
6. To deliberate on the acquisition and selling of own shares.

The proposals which the Board of Directors must submit before the General Meeting as well as the reports attached thereto under the terms of the law and remaining information required under the terms of Article 289 of the Companies Code shall be made available to shareholders at the Company's head-office and at its Internet site (www.brisa.pt) as from 10 March 2003.

We draw your attention to provisions in Article 9 of the Company's Articles of Association concerning shareholders' participation and exercise of voting rights in the General Meeting, namely to the following:

(a) Only the holders of shares with voting rights can attend the General Meeting; Each five hundred (500) shares shall entitle the respective holder to one vote.

(b) Only the holders of shares since at least eight days prior to the date of the General Meeting and at least until such date are entitled to vote.

(c) Shareholders shall produce evidence of the shares they hold by sending to the chairman of the Board of the General Meeting not less than five working days prior to the date set forth for the Meeting, a certificate issued as provided in Article 78 of the Securities Code by the financial intermediary with whom the shares are registered stating the following:

   (i) The number of shares registered in the respective account since at least eight days prior to the date of the General Meeting; and

   (ii) that the account in which the shares are registered is blocked until the date of the General Meeting.

(d) In case of co-holdership, only the common representative or a representative of the latter may participate in the General Meeting.

Subject to the law and the Company's Articles of Association, shareholders may appoint a representative by means of a simple written letter holding their signature, addressed to the Chairman of the Board of the General Meeting and received at the Company's head-office until the fifth business day prior to the date of the General Meeting. In case of doubt as to the shareholder's signature, the Chairman of the Board of the General Meeting may require a legalized signature.

Corporate shareholders shall be represented by their legal representative or whomever they may appoint by means of a duly signed letter addressed to the Chairman of the Board of the General Meeting and received at the Company's head-office until the fifth business day prior to the date of the General Meeting.

Shareholders holding less than five hundred (500) shares may group with other shareholders until such number is reached, appointing one among them as their representative.

Subject to the relevant provisions in the Securities Market Code, shareholders with voting rights may vote by correspondence in which case they shall notify the Chairman of the General Meeting thereon until 5 March 2004 by means of letter holding their certified signature (or, in the case of natural persons, a letter holding their signature and enclosing a copy of their respective identity card), which must mention the address to where the ballot papers and remaining documentation must be sent. Subsequently, the Company will send to the shareholders concerned the respective ballot papers and remaining documentation, which shall be returned not less than five working days prior to the date of the General Meeting, in a closed envelope containing the ballot papers dully filled and another envelope containing the certificate of the financial intermediary with whom the shares are registered (issued under the terms referred hereinabove).

In alternative, Shareholders entitled to vote can vote through the Internet at www.brisa.pt, provided they address to the Chairman of the Board of the General Meeting at the Company's head-office until 5 March 2004 a communication (drawn up according to form provided in the referred Internet site) holding their certified signature (or in the case of natural persons, their simple signature and enclosing a copy of their respective identity card), and indicating a password of their choice and the e-mail address to where the password to be provided by the Company (which together with the first one will grant access to the respective ballot paper in the referred Internet site) will be sent. These shareholders may exercise their voting rights from 0.00 a.m. of 12 March 2004 to 5 p.m. of 23 March 2004. The referred certificate of the financial intermediary issued as provided hereinabove must be received until the fifth business day prior to the date of the General Meeting otherwise the votes of respective shareholders will not be considered.

The counting of the votes by correspondence and through the Internet shall be made by the Board of the General Meeting that will add them to the votes expressed in the General Meeting.

February 16, 2004

The Chairman of the Board of the General Meeting

Vasco Vieira de Almeida

Brisa

Release

2003 Consolidated Results

09/FIN/DRICS/04
5th March 2004

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Earnings Before Taxes grew 49%

Confirmed traffic recovery expectations

- Toll revenues grew above 10%
- Positive traffic growth on 4th quarter
- Flat like for like traffic growth in 2003

Operational costs with an extra Euro 6,3 milllion due to new accounting procedures on variable remuneration ...

... ***balanced by financials results***

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Main Indicators

- Sales: Euro 560 million (+7%)
- Toll revenues: 502 million (+11%)
- EBITDA: Euro 402 million (+5%)
- Earnings before taxes: Euro 226 (+49%)
- Net profit: Euro 152 million (-29%)
- Assets: Euro 4,532 million (-1%)
- Equity: Euro 1.343 (+2%)
- Capex: Euro 198 million (+78%)
- Dividend per share: 23 cents (+5%)

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Consolidation scope and method

Accounting practices followed comply with principles generally accepted in Portugal and whenever applicable, International Accounting Standards (IAS) directives.

During 2003, the company introduced two major accounting changes: amortizations started to be accounted on a twelfth basis, instead of on an annual basis and; the accounting treatment of variable remuneration was changed, which led to an extraordinary increase of approximately Euro 6.3 million in Personnel Costs for 2003.

In previous years, part of the variable remuneration was not included in Personnel Costs, but depended on the proposal for the appropriation of profits approved in the General Meeting; its impact therefore, was only felt on the Balance Sheet. As from 2003, the variable remuneration of Brisa's employees (performance bonuses) is included under the Personnel Costs heading. The impact of this change represents an increase around Euro 1.8 million in 2003.

On the other hand, in previous years, part of the bonuses were entered under Personnel Costs for the year they were paid and not the year they concerned. As from 2003, Brisa started to record personnel bonuses in the year they concern. Thus, personnel costs for 2003 include the amount of bonuses paid in 2003 referring to 2002's performance and the amount of euro 4.5 million relating to bonuses which will be paid in 2004 but concern the performance evaluation of 2003. This leads to a double increase in the "Variable Remuneration" heading.

Extraordinary impact of the changes introduced in the accounting criteria relating to the Personnel Costs heading

Euro million	2003
Recognition of total variable remuneration	1.8
Recognition of variable remuneration to be paid in 2004	4.5
Total	**6.3**

Earnings Before Taxes grow 49%

Despite a recessive macro economic background and the extraordinary increase in Personnel Costs due to the accounting change referred above, Brisa managed to improve its return. EBITDA reached Euro 402 million, growing by 5% whereas EBIT (current results) totalled Euro 275 million, rising by 2%. Earnings Before Taxes grew by 49% totalling Euro 226 million. On a pro-forma basisi, if it was not considered the new variable remuneration accounting procedure, EBITDA margin reach 73% and EBIT margin 50%.

Net profit amounted to Euro 152 million, corresponding to a 29% decrease in relation to the previous year. It should be mentioned, however, that this decrease derives from the accounting change introduced in 2002 concerning the recognition of deferred taxes (Accounting Directive no. 28). In 2002, the impact of the tax heading was positive due to the existing tax credits, but this situation has returned to normal in 2003. It must be reminded that this accounting change had no influence whatsoever on cash flows.

Annual Results

Euro Million	2002	2003	% change
Total Revenues	522.8	560.1	+7%
EBITDA	384.3	402.5	+5%
EBIT	270.6	274.9	+2%
EBT	151.7	226.1	+49%
Net Profit	213.1	151.7	-29%

Toll revenues up by 11%

In 2003 toll revenues totaled Euro 502 million, corresponding to an increase by 11% in relation to 2002. This figure was driven by the increase in the tolled network, namely the sub-sections of the A2 motorway opened in July 2002, and the re-introduction of tolls on the A9 (CREL) in January 2003.

The impact of revenues on the like for like network, including sections already opened in January of the previous year, was lower by 2.7% due to the economic recession that led to a stagnation in Average Daily Traffic (-0.2%) and a loss in revenues in terms of class mix (-0.6%), as the traffic of heavy vehicles decreased.

Breakdown Revenues in 2003

	% change
Like for Like network	**+2.7%**
Average Daily Traffic (ADT)	-0.2%
Class Mix	-0.6%
Tariff increase	+3.5%
New stretches	**+8.2%**
Open in 2002	+2.4%
Open in 2003 (including A9)	+5.8%
Total Growth	**+10.9%**

Overall traffic grew 7%

Total traffic growth in Brisa's network was of 6.7% corresponding to $7.91X10^9$ vehiclesxkilometer as against the $7.42X10^9$ vehiclesxkilometer recorded in 2002.

As already mentioned, this growth was mainly driven by the impact of new motorway sections in 2003, since like for like traffic growth was flat (-0.2%), corresponding to an ADT of 25 261 vehicles per day in the tolled network.

Traffic per Motorway

Motorway	Like for Like ADT	% change	Total Traffic*
A1	38 701	-0.55%	3.92
A2	19 015	+3.46%	1.39
A3	18 192	0.23%	0.65
A4	32 542	-0.70%	0.57
A5	77 439	-2.59%	0.44
A6	5 627	-3.38%	0.28
A9			0.35
A10			0.02
A12	25 046	- 6.38%	0.22
A13	-	-	0.02
A14	4 863	24.4%	0.05
Total	**25 261**	**-0.21%**	**7.91**

10^9 vehiclesxkm

Overall traffic figures for the year end reveal a recovery in the fourth quarter by 1%. It was also registered some growth in the class mix.

Operating Revenues increase by 7%

As concerns the remaining operating revenues, Motoring Services reached Euro 23 million, from Euro 24 million in the previous year, a 3% decrease.

Total Revenues

Euro Million	2002	2003	% change
Tolls	452.3	501.5	+11%
Motoring Services	24.0	23.3	-3%
Service Areas	9.4	9.5	+1%
Own works	26.7	18.7	-30%
Other	10.4	7.0	-33%
Total Revenues	522.8	560.1	+7%

This decrease is partly explained by a tariff cut charged by Via Verde Portugal to tolled motorways operators, which leads to an average pricing reduction around 10% per transaction, as well as a lower volume of sales of electronic toll equipments, namely to gas stations. Via Verde Portugal recorded external sales of Euros 4.3 million, a 2% fell. Controlauto posted sales of approximately Euro 15 million, an increase by 8% against 2002.

Own works totaled Euro 19 million, a 33% decrease in relation to the same period of the previous year, stemming from a slowdown in investment.

The heading "Other Revenues" fell by 34% to Euro 6.7 million. We remind that the main source of this heading was the annual sum of Euro 5 million paid by the State as compensation for the abolition of tolls on the A9 (CREL), which ceased as from January 2003.

Operating Costs

Operating costs rose by 13%, reaching Euro 285 million. Considering just the items involving cash flows (without depreciation and provisions) the increase in costs was by 11%, mainly as result of higher Personnel Costs (+15%) and External Costs (+16%).

Operating costs

Euro Million	2002	2003	% change
Cost of goods sold	6.5	4.6	-29%
External costs	58.4	68.0	+16%
Personnel costs	69.7	80.1	+15%
Other costs	3.8	5.0	+32%
Total	**138.4**	**157.7**	**+14%**
Amortizations	108.7	124.8	+15%
Provisions	5.0	2.8	-44%
Total	**252.1**	**285.2**	**13%**

The increase in the External Costs item was due to costs with current maintenance and repair, which totaled Euro 20.8 million, rising by Euro 5.9 million in relation to the previous year. This growth reflects the increase in activity as result of improvements made to the network, namely on the A9 - CREL and A1 - Auto-Estrada do Norte, including a set of improvements already made that had been scheduled for the beginning of 2004.

Breakdown of Current Maintenance Increase

Euro Million	2002	2003	% change
Motorway maintenance	11.6	13.9	+20%
Maintenance equipments (BCI)	0.3	3.3	-
Other maintenance	3.0	3.6	+20%
Total	14.9	20.8	+40%

In 2003, Personnel Costs reached Euro 80.1 million, which would have been of Euro 73.8 million without the effect of the accounting changes referred above (+6%). The number of employees at consolidated level reflects the increase in toll booth workers stemming from the expansion of the tolled network as well as the increase in the call center activity of Mcall.

By year-end 2003, the total number of employees was 3 106, corresponding to an increase by 4.7% i.e. +140 employees.

Financial Results

Net financial results amounted to minus Euro 80.3 million, representing an improvement by euro 63 million in relation to 2002. This performance reflects the non setting up of provision for Brisa's investment in EDP, which was not required, as well as higher dividends received from shareholding companies.

We also point out the impact of Brisa's investment in CCR- Companhia de Concessões Rodoviárias, which was negative in Euro 11.7 million, distributed as follows: positive impact of Euro 9.6 million via the equity method; negative impact of Euro 18.7 million in financing interest and minus Euro 2.6 million stemming from *goodwill* amortization. It should be posted that in 2002 the negative impact of CCR in Brisa accounts was negative in Euro 24.7 million.

Investment

In 2003, Brisa's overall investment slowed down as compared to the previous year.

Investment

Euro Million	2002	2003	% change
Domestic motorways	351.2	151.0	-57%
Re-introduction of tolls on the A9	288.4	-	-100%
International motorways	249.8	25.4	-90%
Road Services	2.2	6.8	209%
Other	14.4	14.3	-1%
Total direct investment	**906.0**	**197.5**	**-78%**

Financial Structure strengthening

Brisa's fixed assets increased by 2% as result of investments made whereas current assets decreased due to the use of tax credits to pay taxes. Liabilities were reduced by nearly 2% as the Company restructured its debt by issuing bonds in the amount of Euro 500 million; this provided for a considerable decrease in short term debt vis-à-vis medium/long term, which now accounts for 96% of overall debt reducing the volatility of financial costs.

Shareholders' Equity increased via results, and gearing ratio (bank debt/equity) improved to 165%.

Balance sheet

Euro Million	2002	2003	% change
Fixed	3 763.4	3 843.6	+2%
Current	184.8	137.6	-26%
Cash and equivalents	14.7	16.6	+13%
Accruals and deferrals	620.7	547.8	-12%
Total Assets	4 569.0	4 528.9	-1%
MLT Debt	1514.7	2056.2	+36%
ST Debt	854.5	233.4	-73%
Accruals and deferrals	864.5	882.2	-2%
Liabilities and minority interests	3 247.7	3 186.4	-2%
Shareholder's Equity	1 321.3	1 342.6	+2%

Dividend per share of 23 cents

Brisa's Board of Directors will propose to the General Meeting the approval of a dividend per share of Euro 0.23, a 4.5% increase in relation to the dividend per share distributed last year (Euro 0,22), in line with its policy of rising dividends accordingly the company growth activity. Based on Brisa's share price as of 31 December 2003 (Euro 5.30), the dividend yield is of 4.3%, which is similar to that of previous years.

Dividendo por acção


4.5%
20
21
22
23
2000
2001
2002
2003

Weighted by stock splits

Dividend yield


4.1%
4.4%
4.2%
4.3%
2000
2001
2002
2003

Year-end closing price

The General Meeting for approval of the annual accounts will be held on the next 25th of March, whereas dividend payment will take place on 22 April.

Profit and loss account

Euro Million	2002	2003	% change
Total revenues	522.8	560.1	7%
Toll revenues	452.4	501.6	11%
Service areas	9.4	9.5	1%
Motoring services	24.0	23.3	-3%
Own works	26.7	18.7	-30%
Other	10.4	7.0	-33%
Total operating costs	252.1	285.2	13%
Cost of goods sold	6.5	4.5	-29%
External costs	58.4	68.0	16%
Personnel costs	69.7	80.1	15%
Other	3.8	5.0	32%
EBITDA	384.3	402.5	5%
Depreciation	108.7	124.8	15%
Provisions	5.0	2.8	-44%
EBIT	270.6	274.9	2%
Net financials	-143.7	-80.4	44%
Net extraordinaries	24.7	31.5	27%
Earnings before taxes	**151.7**	**226.1**	**49%**
Income tax	62.2	-73.7	-
Minority interests	-0.8	-0.7	-5%
Net profit	213.1	151.7	-29%